Exhibit 99.1

Jiuzi Holdings Inc. Holds Business Conference and Acquires Prospective Franchisees

HANGZHOU, China, July 26, 2022 /PRNewswire/ -- Jiuzi Holdings, Inc. (NASDAQ: JZXN; the "Company"), a leading new energy vehicle (NEV) dealership group under the brand name "Jiuzi" in China, today announced that it successfully held a business conference (the “Conference”) at the Company’s headquarters in Hangzhou to further its continuous effort in expanding its geographical presence via cooperation with other leading EV brands in China.

The Conference was held with the presence of Kunshan Baoneng Auto Sales Co., Ltd. (“Kunshan Baoneng”), the subsidiary of Baoneng Auto Group Ltd. (“Baoneng Auto”), with which the Company executed a Letter of Intent (the “LOI”) executed in June to allow the Company to distribute Baoneng Auto’s “Youbaoli” brand electric cars in Zhejiang Province. This conference served as a follow-up co-marketing campaign by both companies in an effort to attract potential franchisees to join JZXN, and gave Kunshan Baoneng an opportunity to showcase its new EV model as well as its brand. At the end of the Conference, eight prospective franchisees entered into the Letters of Intent in Franchising (the “Franchising LOI”) with the Company, among which six prospective franchisees paid the deposit to the Company immediately after the execution of the Franchising LOI.

“We are excited to see that our new marketing strategy has been proven effective,” said Mr. Shuibo Zhang, CEO of Jiuzi Holdings, Inc. “We are seeking collaboration with premium NEV start-ups, such as Baoneng and Aiways, to explore our retail distribution channel. On the one hand, our competitive advantages in nationwide distribution, state-of-the-art terminal sales management and supply chain management can help NEV start-ups quickly build up the retail terminals cost-effectively through our established franchise model. On the other hand, with the help of the brand prestige of our automaker partners, we can easily attract more and more decent prospective franchisees. I believe this win-win model could foster business synergies for both companies.”

About Jiuzi Holdings, Inc.

Jiuzi Holdings, Inc., headquartered in Hangzhou, China, and established in 2017, franchises and operates retail stores under the brand name “Jiuzi” to sell New Energy Vehicles (“NEVs”) in third-fourth tier cities in China. The Company mainly sells battery-operated electric vehicles, and sources NEVs through more than twenty NEV manufacturers. It has 31 operating franchise stores and one company-owned store. For more information, visit the Company’s website at http://www.zjjzxny.cn/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Stephen Tong
Email: jiuzi@mana-ir.com